UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces Appointment of New Board Chairman

BUENOS AIRES, Argentina--(BUSINESS WIRE)--March 7, 2019--Despegar.com, Corp. (NYSE:DESP), (“Despegar” or the “Company”), the leading online travel company in Latin America, today announced that Mr. Jason Lenga tendered his resignation as Board Chairman to the Company’s Board Directors effective March 6, 2019. Mr. Lenga’s resignation, a Tiger Global appointee, is reflective of the fund’s significant reduction in its holdings of Despegar. Simultaneously, Mr. Nilesh Lakhani, a current Director and Member of the Audit Committee has been appointed Board Chairman of the Company. With Mr. Lenga’s resignation, the Board is now comprised of 6 members.

Mr. Lakhani has served as an independent director of Despegar since 2012. He has over 25 years of executive leadership experience with growth companies in the US and emerging markets. He was an Operating Partner at Lumia Capital LLC, an emerging markets focused technology venture fund from 2015 to 2018. He previously held key management positions with companies in the technology, media and financial services industries, including CFO roles at oDesk Corporation, Yandex (Nasdaq: YNDX), and CTC Media (Nasdaq: CTCM). Prior to that, Mr. Lakhani was Vice President of Global Operations at Electronic Arts. He also served as Senior Vice President with Transamerica Corporation from 1991 to 1997 and worked with GE Capital from 1984 to 1991. Mr. Lakhani received a Bachelor of Arts in Economics from the University of Manchester and a Master of Business Administration from the University of San Francisco.

Commenting on the Board Chairman changes, Damian Scokin, CEO stated, “We are extremely pleased to have Nilesh assume the Board Chairman role. As a member of our Board since 2012, Nilesh has extensive knowledge of our company. He also brings to the Company an extensive background in technology as well as emerging markets. We look forward to working with him in his new role. I would also like to thank Jason for his years of service to our company, which included taking us through our global initial public offering, and the valuable insight he has provided over the years.”

“It has been an honor to serve as Board Chairman of Despegar. I believe the Company has a world class management team and board of directors and that the best is yet to come.” commented Jason Lenga.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a tailor-made experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 300 airlines, more than 520,000 accommodation options, as well as approximately 1,100 car rental agencies and approximately 240 destination services suppliers with more than 8,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

CONTACT:
Investor Relations Contact
Javier Kelly Grinner
Investor Relations
Phone: (+5411) 5173 3501
E-mail: investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: March 7, 2019